RADCOM LTD.
 24 Raoul Wallenberg Street
Tel-Aviv 69719, Israel

April 14, 2016

Via EDGAR

Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re:  RadCom Ltd.
        Registration Statement on Form F-3
        Filed on March 29, 2016
        File No. 333-210448

Dear Ms. Jacobs:

The purpose of this letter is to respond to your letter of April 7, 2016 regarding the abovementioned registration statement.  For your convenience, each of your original comments appears in bold text, followed by our response.

General

1.           If your offering is filed on Form F-3 pursuant to General Instruction I.B.5, please revise to disclose the aggregate market value of the registrant’s outstanding voting and non-voting common equity and the amount of all securities offered pursuant to General Instruction I.B.5. during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Please refer to Instruction 7 to General Instruction I.B.5 of Form F-3.

Response: The Form F-3 has been filed pursuant to General Instruction I.B.1, as the aggregate market value of the registrant's outstanding voting and non-voting common equity held by non-affiliates, or the public float, exceeded $75 million within 60 days prior to the date of the filing of the registration statement.

On March 24, 2016, the registrant had a total of 8,781,478 ordinary shares outstanding. As reported on the registrant's Annual Report on Form 20-F, as of March 24, 2016, 2,970,176 ordinary shares were held by affiliates of the registrant (the only two affiliates of the registrant that held ordinary shares on such date were Zohar Zisapel and Yehuda Zisapel). Accordingly, 5,811,302 ordinary shares of the registrant were held by non-affiliates at such time. The closing sale price on February 2, 2016, a date that is within 60 days before the filing date of the Form F-3 was $15.84.  According to such closing price, the public float of the registrant was $92,051,024.

2.           We note that you filed a confidential treatment request pursuant to Rule 406 to redact portions of exhibits filed with your Form 20-F filed on March 29, 2016. Please be aware that any comments regarding your confidential treatment request will be sent under separate cover.

Response: The registrant hereby acknowledges the Staff's comment.

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If you have any questions or require additional information, please call our attorneys, Shy Baranov at (617) 338-2932 or Howard Berkenblit at (617) 338-2979 of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Sincerely,

RADCOM LTD.

By:  /s/ Yaron Ravkaie
             Chief Executive Officer

cc:    Edwin Kim, Staff Attorney